STRADLEY RONON
ATTORNEYS AT LAW

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
Telephone (215) 564-8000
Fax (215) 564-8120

40 - 33

04005121

Michael D. Mabry
MMabry@stradley.com
215-564-8011

January 22, 2004

JAN 23 2004

BY HAND DELIVERY

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

PROCESSED
JAN 26 2004
THOMSON FINANCIAL

RE: PBHG Funds (1940 Act No. 811-04391)
Filing Pursuant to Section 33(A) of the Investment Company Act of 1940, as amended, (the "1940 Act")

Ladies and Gentleman:

Enclosed on behalf of the above-referenced registrant is Class Action Complaint ("Complaint") filed pursuant to Section 33(A) of the 1940 Act in the matter of Landay v. Pilgrim Baxter & Associates, Ltd., et al. The Complaint was filed in the U.S. District Court for the Eastern District of Pennsylvania on January 13, 2004.

If you have any questions, please contact me at the number above.

Sincerely,

Michael D. Mabry

Enc.
cc: Randolph S. Koch
Division of Investment Management

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

EDMOND LANDAY, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. PILGRIM BAXTER & ASSOCIATES, LTD., PBHG FUND DISTRIBUTORS, PBHG FUNDS, HAROLD J. BAXTER, GARY L. PILGRIM, PBHG GROWTH FUND, PBHG EMERGING GROWTH FUND, PBHG LARGE CAP GROWTH FUND, PBHG SELECT GROWTH FUND, PBHG FOCUSED VALUE FUND, PBHG LARGE CAP VALUE FUND, PBHG MID-CAP VALUE FUND, PBHG SELECT EQUITY FUND, PBHG SMALL CAP VALUE FUND, PBHG LARGE CAP 20 FUND, PBHG STRATEGIC SMALL COMPANY FUND, PBHG DISCIPLINED EQUITY FUND, PBHG LARGE CAP FUND, PBHG MID-CAP FUND, PBHG SMALL CAP FUND, PBHG CLIPPER FOCUS FUND, PBHG SMALL CAP VALUE FUND, TS&W SMALL CAP VALUE FUND, LLC, PBHG REIT FUND, PBHG TECHNOLOGY & COMMUNICATIONS FUND, PBHG IRA CAPITAL PRESERVATION FUND, PBHG INTERMEDIATE FIXED INCOME FUND, PBHG CASH RESERVES FUND, and DOES 1 - 100, Defendants.	**CIVIL ACTION NO.** CLASS ACTION COMPLAINT **JURY TRIAL DEMANDED**

Plaintiff, Edmond Landay ("Plaintiff"), individually and on behalf of all other persons similarly situated, by his undersigned attorneys, for his complaint against defendants, alleges the following based upon personal knowledge as to himself and his own acts, and information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through his attorneys, which included, among other things, a review of the defendants' public documents, conference calls and announcements made by defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding the PBHG Family of Mutual Funds and advisories about the funds, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of PBHG family of funds (as defined below), who purchased, held, or otherwise acquired shares between November 13, 1998 and November 13, 2003 (the "Class Period"), seeking to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act"), and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b), and 20(a) of the Exchange Act, [15 U.S.C. §§ 78j(b) and 78t(a)], and Rule 10b-5 promulgated thereunder [17 C.F.R. §240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act") [15 U.S.C. §§ 77k, 77l(a)(2), and 77(o)] and pursuant to §36 of the Investment Company Act [15 U.S.C. § 80a-35].

3. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 [15 U.S.C. § 78aa]; Section 22 of the Securities Act [15 U.S.C. § 77v]; and §36 of the Investment Company Act [15 U.S.C. § 80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff bought and held shares of PBHG Fund during the Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") is a registered investment adviser located in Wayne, Pennsylvania. Pilgrim Baxter manages the PBHG Family of Mutual Funds. Pilgrim Baxter maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

8. The PBHG Funds are the registrant and issuer of the shares the PBHG Family of Mutual Funds. The PBHG Funds maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

9. PBHG Fund Distributors is the distributors of the PBHG Family of Mutual Funds and maintains its principle place of business at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

10. Defendant Harold J. Baxter ("Baxter") was one of the co-founders of Pilgrim Baxter. During the Class Period, defendant Baxter served as chief executive officer and chairman. On November 13, 2002, Pilgrim Baxter announced that defendant Baxter had stepped down from his position with Pilgrim Baxter.

11. Defendant Gary L. Pilgrim ("Pilgrim") was one of the co-founders of Pilgrim Baxter. During the Class Period, defendant Pilgrim served as chief operating officer. On November 13, 2002, Pilgrim Baxter announced that defendant Pilgrim had stepped down from his position with Pilgrim Baxter.

12. Defendants PBHG Growth Fund, PBHG Emerging Growth Fund, PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Value Fund, PBHG Large Cap Value Fund, PBHG Mid-Cap Value Fund, PBHG Select Equity Fund, PBHG Small Cap Value Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Large Cap Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund, PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, TS&W Small Cap Value Fund, LLC, PBHG Focused Fund, PBHG REIT Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, and PBHG Cash Reserves Fund (collectively referred as the "PBHG Mutual Funds") are mutual funds that are registered under the Investment Company Act and managed by Pilgrim Baxter with its principle place of business located at 1400 Liberty Ridge Drive, Wayne, PA 19087.

13. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes

and thereon alleges that each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between November 13, 1998 and November 13, 2003, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

15. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

16. Plaintiff's claims are typical of the claims of the members of the Class, because plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

17. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

18. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

19. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

20. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fee and other income for themselves and their affiliates.

21. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

22. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give Defendant Pilgrim's private investment limited partnership and other market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

23. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: defendants sold the right to time their funds to Defendant Pilgrim's private investment limited partnership and other hedge fund investors. The prospectuses were silent about these arrangements.

24. As a result of the "timing" of mutual funds, Defendant Pilgrim's private investment limited partnership, other timers, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

25. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values or "NAVs."

26. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

27. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the

next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days – as Defendant Pilgrim's private investment limited partnership did – the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

28. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

29. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds – like those made by Defendant Pilgrim's private investment

limited partnership -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

30. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

31. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

32. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

33. Thus, by keeping money -- often many million dollars -- in the same family of mutual funds (while moving the money from fund to fund), Defendant Pilgrim's private investment limited partnership assured the manager that he or she would collect management and

other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

34. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

35. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME AT PILGRIM BAXTER

36. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies on July 28, 2003.

37. Soon after receiving inquiries and subpoenas from the SEC and NYAG, Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family.

38. On September 3, 2003, NYAG Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward Stern and Canary Capital Partners, LLC ("Canary") in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America . . .(i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

39. On November 13, 2003, Pilgrim Baxter announced that founders defendants Baxter and Pilgrim have stepped down from their positions with the firm. Additionally, Pilgrim Baxter stated:

> "As a result of the well publicized examination of mutual fund firms' policies and practices by government regulators, in September we initiated an internal review of our own past practices. That review, conducted with the assistance of independent experts, has raised questions about decisions the prior management team made before December 2001, when they sought to eliminate all market timing in the PBHG Funds. That review has brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior. We have brought these matters to the attention of the PBHG Funds Board of Trustees and regulatory authorities. The interest of our funds' shareholders and the integrity of our firm are our highest priorities. Therefore, we have proposed specific actions to resolve the issue."

40. Pilgrim Baxter further stated:

> **At issue is a passive investment on the part of Mr. Pilgrim in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that, with Mr. Baxter's knowledge when he was CEO, actively purchased and redeemed shares of certain PBHG Funds and other mutual funds using a quantitative tactical asset allocation model based solely on publicly available information.** Mr. Pilgrim's initial investment in the limited partnership began in 1995 and has continued to the present, while the limited partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. (Emphasis added.)

41. The actions of the defendants have harmed plaintiff and members of the class. In essence, the defendants' actions of allowing market timing to occur have caused plaintiff and members of the class's shares to be diluted in value.

42. As such, defendants have breached their fiduciary duties to plaintiff and the class by lying to investors about their effort to curb market timers by entering into undisclosed

agreements intended to boost their fees and permitting their defendant Pilgrim's private investment limited partnership and others to time the mutual funds. As a result, defendants have violated the Securities Act, the Exchange Act, the Investment Company Act, and common law fiduciary duties.

THE PBHG MUTUAL FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

43. The PBHG Mutual Funds' Prospectuses stated: "**The Fund also charges the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements.**" (Emphasis added.)

44. Given that Pilgrim Baxter allowed market timing of its funds to occur by no less than its founders, its prospectuses were false and misleading because it failed to disclose the following: (a) that defendants had entered into unlawful agreements allowing the defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that, pursuant to those agreements, defendant Pilgrim's private investment limited partnership and the Doe Defendants regularly timed the PBHG Mutual Funds; (c) that, contrary to the representations in the Prospectuses, the PBHG Mutual Funds only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed defendant Pilgrim's private investment limited partnership and the Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs; thereby reducing the PBHG Mutual Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, defendant Pilgrim's private investment limited partnership and Doe Defendants

benefitted financially at the expense of PBHG Mutual Funds' investors including plaintiff and other members of the Class.

UNDISCLOSED ADVERSE INFORMATION

45. The market for the PBHG Mutual Funds was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, the PBHG Mutual Funds traded at distorted prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the PBHG Mutual Funds relying upon the integrity of the NAV for the PBHG Mutual Funds and market information relating to the PBHG Mutual Funds, and have been damaged thereby.

46. During the Class Period, defendants materially misled the investing public, thereby distorting the NAV of the PBHG Mutual Funds, by allowing Defendant Pilgrim's private investment limited partnership and the Doe Defendants to time the PBHG Mutual Funds.

47. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by plaintiff and other members of the Class.

ADDITIONAL SCIENTER ALLEGATIONS

48. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the PBHG Mutual Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding the PBHG Mutual Funds,

their control over, and/or receipt and/or modification of the PBHG Mutual Funds allegedly materially misleading misstatements and/or their associations with the PBHG Mutual Funds which made them privy to confidential proprietary information concerning the PBHG Mutual Funds, participated in the fraudulent scheme alleged herein.

49. Additionally, the defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the defendants, among other things, received increased management fees from "sticky assets" as well as an increased number of transactions in and out of the funds, and were able to profit from this illegal activity. In short, defendants siphoned money out of the mutual funds and their own pockets.

50. The defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

Applicability Of Presumption Of Reliance:
Fraud-On-The-Market Doctrine

51. At all relevant times, the market for the PBHG Mutual Funds were an efficient market for the following reasons, among others:

(a) The PBHG Mutual Funds met the requirements for listing, and was listed and actively traded on a highly efficient and automated market;

(b) As a regulated issuer, the PBHG Mutual Funds filed periodic public reports with the SEC;

(c) The PBHG Mutual Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The PBHG Mutual Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

52. As a result of the foregoing, the market for the PBHG Mutual Funds promptly digested current information regarding the PBHG Mutual Funds from all publicly available sources and reflected such information in the PBHG Mutual Funds' NAV. Under these circumstances, all purchasers of the PBHG Mutual Funds during the Class Period suffered similar injury through their purchase of the PBHG Mutual Funds' NAV at distorted prices and a presumption of reliance applies.

NO SAFE HARBOR

53. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements pleaded

herein, defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the defendants who knew that those statements were false when made.

COUNT ONE
AGAINST PBHG FUND FOR VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT

54. Plaintiff repeats and realleges each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

55. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the plaintiff and other members of the Class against PBHG Funds.

56. PBHG Funds are the registrants for the PBHG Mutual Funds sold to plaintiff and the other members of the Class and are statutorily liable under Section 11. PBHG Funds issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

57. Plaintiff was provided with the PBHG Clipper Focus Fund Prospectus and, similarly, prior to purchasing units of each of the other PBHG Mutual Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the PBHG Mutual Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

58. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the PBHG Mutual Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (defendant Pilgrim's private investment limited partnership and the Does named as defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and adverse facts: (a) that defendants had entered into unlawful agreements allowing the defendant Pilgrim's private investment limited partnership and Doe Defendants to time its trading of the PBHG Mutual Funds shares; (b) that, pursuant to those agreements, defendant Pilgrim's private investment limited partnership and the Doe Defendants regularly timed the PBHG Mutual Funds; (c) that, contrary to the representations in the Prospectuses, the PBHG Mutual Funds only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed defendant Pilgrim's private investment limited partnership and the Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs; thereby reducing the PBHG Mutual Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, defendant Pilgrim's private investment limited partnership and Doe Defendants benefitted financially at the expense of PBHG Mutual Funds' investors including plaintiff and other members of the Class.

59. At the time they purchased the PBHG Mutual Funds' shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not

reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT TWO
AGAINST PILGRIM BAXTER AND PBHG FUND DISTRIBUTORS AS CONTROL PERSONS FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

60. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

61. This Claim is brought pursuant to Section 15 of the Securities Act against Pilgrim Baxter and PBHG Fund Distributors as a control persons of PBHG Funds. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the actions of Pilgrim Baxter and PBHG Fund Distributors.

62. PBHG Funds are liable under Section 11 of the Securities Act as set forth herein.

63. Pilgrim Baxter and PBHG Fund Distributors are a "control person" of PBHG Funds within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or ownership. At the time plaintiff and other members of the Class purchased shares of the PBHG Mutual Funds, by virtue of their positions of control and authority over PBHG Funds directly and indirectly, had the power and authority, and exercised the same, to cause PBHG Funds to engage in the wrongful conduct complained of herein. PBHG Funds issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

64. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, A Pilgrim Baxter and PBHG Fund Distributors are liable to plaintiff and the other members of the Class for the PBHG Funds's primary violations of Section 11 of the Securities Act.

65. By virtue of the foregoing, plaintiff and the other members of the Class are entitled to damages against Pilgrim Baxter and PBHG Fund Distributors.

COUNT THREE
VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AGAINST AND RULE 10b-5 PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS

66. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

67. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and the other Class members, as alleged herein and cause plaintiff and other members of the Class to purchase PBHG Mutual Funds shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

68. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the PBHG Mutual Funds, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated PBHG Mutual Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the

Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

69. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the PBHG Mutual Funds operations, as specified herein.

70. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

71. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

72. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the PBHG Mutual Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly

disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the PBHG Mutual Funds during the Class Period at distorted prices and were damaged thereby.

73. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and the other members of the Class and the marketplace known of the truth concerning the PBHG Mutual Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

74. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

75. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the PBHG Mutual Funds shares during the Class Period.

COUNT FOUR
AGAINST HAROLD J. BAXTER, GARY L. PILGRIM, PILGRIM BAXTER, PBHG FUND DISTRIBUTORS, AND PBHG FUNDS AS A CONTROL PERSON FOR VIOLATIONS OF SECTION 20(a) OF THE EXCHANGE ACT

76. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

77. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Baxter and Pilgrim a as a control person of Pilgrim Baxter, PBHG Fund Distributors, PBHG Funds, and the PBHG Mutual Funds; against Pilgrim Baxter as a control person of PBHG Fund

Distributors, PBHG Funds and the PBHG Mutual Funds; and against PBHG Fund Distributors as a control person of PBHG Funds and the PBHG Mutual Funds; and PBHG Funds as a control person of the PBHG Mutual Funds.

78. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the collective actions of Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds.

79. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds are controlling persons of the PBHG Mutual Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the PBHG Mutual Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the PBHG Mutual Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

80. In particular, each of Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds had direct and supervisory involvement in the operations of the PBHG Mutual Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

81. As set forth above, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this complaint. By virtue of their positions as controlling persons, Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of PBHG Mutual Funds securities during the Class Period.

COUNT FIVE
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

82. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

83. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against defendants. Under Section 36(a), an implied private right of action exists. See McLachlan v. Simon, 31 F. Supp.2d 731 (N.D. Cal. 1998).

84. Under Section 36(a) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

85. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual

Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and class members.

86. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds named herein in return for substantial fees and other income.

87. Defendants have breached the fiduciary duties it owes to plaintiff and other class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

88. Plaintiffs and other class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT SIX
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

89. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

90. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against defendants.

91. Under Section 36(b) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

92. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Pilgrim's private

investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and class members.

93. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing Pilgrim's private investment limited partnership and the Doe Defendants to engage in timing of the PBHG Mutual Funds in return for substantial fees and other income.

94. Defendants have breached the fiduciary duties it owes to plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

95. Plaintiff and other class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT SEVEN
AGAINST ALL DEFENDANTS
FOR BREACH OF FIDUCIARY DUTIES

96. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

97. Plaintiff and the Class placed their trust and confidence in Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds to manage the assets they invested in the PBHG Mutual Funds.

98. Plaintiff and the Class reasonably expected that Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds would honor its obligations to them by, among other things, observing the securities laws and honoring the representations made in the PBHG Mutual Funds' prospectuses.

99. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds aided and abetted by the other Defendants, who are co-conspirators, breached its fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the PBHG Mutual Funds' prospectuses for the benefit of the PBHG Mutual Funds and each of the other defendants.

100. Each of the Defendants was an active participant in the breach of fiduciary duty and participated in the breach for the purpose of advancing their own interests.

101. Plaintiff and the Class have been specially injured by defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers.

102. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds aided and abetted by the other Defendants, who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of his, her or its own financial advantage in connection with the wrongful conduct complained of in this complaint.

103. As a direct and proximate result of the defendants' foregoing breaches of fiduciary duties, plaintiff and the members of the Class have suffered damages.

104. Baxter, Pilgrim, Pilgrim Baxter, PBHG Distributors, and PBHG Funds and the other Defendants, as aiders, abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff on behalf of herself and of the Class pray for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding plaintiffs and the members of the Class damages in an amount which may be proven at trial, together with interest thereon;

(c) Awarding plaintiffs and the members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiffs have an effective remedy; and

(e) Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: December 31, 2003

Respectfully submitted,

BRODSKY & SMITH, LLC

By:____________________
Jason L. Brodsky
Evan J. Smith, Esquire
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004
(610) 667-6200

LAW OFFICES OF BRIAN FELGOISE
Brian Felgoise, Esquire
261 Old York Road
The Pavilion, Suite 423
Jenkintown, PA 19046
215 886.1900

Attorneys for Plaintiff